Exhibit C

Confidential

January 9, 2026

Board of Directors (the “Board”)
CASI Pharmaceuticals, Inc. (the “Company”)

601 Gateway Boulevard,

Suite 1250, South San Francisco,

CA 94080

Dear Members of the Board of Directors:

Further to my preliminary proposal dated as of January 7, 2026, and in light of newly available information, I, Dr. Wei-Wu He, director of the Company (the “Buyer”), am pleased to submit this updated preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of the Company, that are not already beneficially owned by me or any of my affiliates (the “Acquisition”) in a going private transaction at a proposed purchase price of US$1.15 per Ordinary Share. I believe that my Proposal provides a very attractive opportunity for the Company’s shareholders to realize substantial and immediate returns. Key terms of my updated Proposal include:

1.         Buyer. I intend to form an acquisition company for the purpose of implementing the Acquisition. The Acquisition will be in the form of a merger of the Company with my acquisition vehicle. In considering our Proposal, you should be aware that I am interested only in acquiring the outstanding Ordinary Shares of the Company that are not already owned by me or my affiliates, and that I do not intend to sell my Ordinary Shares in the Company to any third party.

2.         Purchase Price. My proposed consideration payable for the Acquisition is US$1.15 per Ordinary Share in cash. The proposed purchase price represents a premium of approximately 30% to the average closing price of the Company during the past 30 trading days.

3.         Funding. I intend to finance the Acquisition with a combination of debt and equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company and cash contributions from me and third party sponsors. I expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed with the Company.

4.         Process; Due Diligence. I believe that the Acquisition will provide superior value to the Company’s shareholders. I recognize that the Company’s Board will evaluate the Acquisition fairly and independently before it can make its determination to endorse it. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of financing subject to a customary form of confidentiality agreement.

5.         Definitive Agreements. I am prepared to negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”) during the course of due diligence. This Proposal is subject to the execution of the Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.         Confidentiality. I am sure you will agree with me that it is in all of our interests to ensure that we proceed our discussions with respect to the Acquisition in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.         No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation. Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.

In closing, I would like to express my commitment to working together to bring this Acquisition to a successful and timely conclusion.  I look forward to hearing from you.

[Signature page follows]

Sincerely,

Wei-Wu He

/s/ Wei-Wu He

[Signature Page]